Filed by General Communication, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No. 001-33982

Subject Company: General Communication, Inc.
Commission File No. 000-15279

Ron Duncan’s All-Employee Email

Subject: A New Opportunity for GCI

GCI COMPANY CONFIDENTIAL

Good morning.

Today, we’re announcing a transaction of major significance to our shareholders, our customers and all of us as GCI employees.

GCI and Liberty Interactive Corporation have agreed to combine GCI’s operations with certain assets of the Liberty Ventures Group, one of Liberty Interactive’s tracking stock groups, to form a new company to be called “GCI Liberty.”

Dr. John Malone, a cable television pioneer, holds a significant interest in Liberty Interactive.  Liberty Interactive is not a cable operator today. It is an investor focused on high-level management of a portfolio of media and telecommunications companies.  Its largest investment is in Charter Communications.  Following the closing of the transaction - which will close by the first quarter of 2018 - GCI will be the largest operating asset within GCI Liberty.

GCI shareholders will receive $32.50 for each share of GCI stock, comprised of $5.00 in GCI Liberty preferred stock and $27.50 in GCI Liberty class A common stock.

Why did GCI’s Board agree to do this?

First, it’s a very good deal for GCI shareholders.  It gives us an immediate premium over our current stock price and provides a path for future gains both as GCI continues to grow with GCI 400 and as the Liberty Ventures investments increase in value.

Second, it reduces GCI’s risk and diversifies us beyond Alaska.  GCI Liberty will be a substantially larger public company with a total value equal to about four times GCI’s stand-alone value.  Its other businesses are outside of Alaska and thus isolated from the unique risks of the Alaska economy.

Third, it gives all of us at GCI an opportunity to carry out our existing business plan with our current leadership team plus the backing of a much larger company.  While GCI will no longer have a separate board of directors, Donne Fisher (GCI’s former chairman) and I will be on the board of GCI Liberty.  The senior management team has made a commitment to stay with GCI Liberty for at least five years as part of this transaction.  We will continue to run the company with our focus on providing the best value for

Alaska customers, offering opportunities for our employees and creating enduring value for our shareholders by investing wisely in the Alaska market.

GCI 400 is an instrumental part of this plan.  The transaction is predicated on our ability to grow the company as envisioned in GCI 400.  While we will be part of a diversified mix of investments not exclusively focused on Alaska, our ability to deliver on GCI 400 will be critically important to the overall success of GCI Liberty.

What does this mean for us as employees?   GCI Company Confidential

Realistically, we should see very little change other than the extra effort required to complete the transaction.  GCI will be the primary operating entity in GCI Liberty, and it is up to us to run the company just as we always have done.  We will continue to operate under the GCI brand and logo, and there will be no changes to the existing management team.  Our Declaration of Principles and the Basic Principles will remain the same.  We will focus on our financial performance as we contribute to the goals of the larger organization.  There is no existing Liberty operating group to “merge” with, so no jobs will be shifted and no duties changed other than as required to implement GCI 400.  Our headquarters will remain in Anchorage.

I’m aware that change can create anxiety and uncertainty.  Financially this is a great success for us and recognizes our achievements as a team over the past four decades.  It’s also a fantastic opportunity to continue to grow GCI as we always have, now with the assistance of a larger organization with deep ties to our industry.

I have attached a list of what I assume will be frequently asked questions about this transaction. We will be hosting company meetings in Anchorage, Fairbanks, Juneau and Seattle this afternoon, Wednesday and Thursday.  These meetings will be available on VTC.  We have the first round of regular company meetings coming up later this month and will have ample time then to further address your questions.

In some ways this transaction completes a circle.  When Bob Walp and I started GCI in 1979 we went to John Malone, then the CEO of TCI, for our initial funding.  We were originally a wholly owned subsidiary of TCI and went public as a spin off from it in 1986.  The Liberty group of companies is the successor to the TCI group that Dr. Malone was running back then.  When John Malone called me in December of last year to propose this transaction, it was in some ways a path back to where we started.  We have always done very well in our arrangements with Dr. Malone, and I have no doubt that the next steps will turn out to be as beneficial as the prior ones.

Please join me in marching forward to further GCI’s success and to continue to demonstrate the trailblazing spirit which makes us the most important telecommunications company in Alaska.

Ron

P.S., Since many GCI employees are also GCI shareholders, the following disclosure language is required.

Forward-Looking Statement Disclosure
The foregoing contains forward-looking statements regarding GCI’s expected results that are based on management’s expectations as well as on a number of assumptions concerning future events. Actual results might differ materially from those projected in the forward-looking statements due to uncertainties and other factors, many of which are outside GCI’s control. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in GCI’s cautionary statement sections of Forms 10-K and 10-Q filed with the Securities and Exchange Commission.

Additional Information
Nothing in the foregoing shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and sale of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed transactions and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transactions. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation
The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of GCI is available as part of its Form 10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.